Citigroup Inc.
Pricing Sheet No. 2015-CMTNG0389 dated March 10, 2015 relating to
Preliminary Pricing Supplement No. 2015-CMTNG0389 dated February 23, 2015
Registration Statement No. 333-192302
Filed Pursuant to Rule 433

Non-Callable Floating Rate Notes Due March 13, 2020

PRICING TERMS—MARCH 10, 2015
Issuer:	Citigroup Inc.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$5,000,000
Pricing date:	March 10, 2015
Original issue date:	March 13, 2015
Maturity date:
March 13, 2020.  If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date.  No additional interest will accrue as a result of delayed payment.

Principal due at maturity:	Full principal amount due at maturity
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:
For each interest period, a floating rate equal to 3-month U.S. dollar LIBOR determined on the second London business day prior to the first day of that interest period, subject to a minimum interest rate of 1.30% per annum and a maximum interest rate of 4.30% per annum

Interest period:
The three-month period from the original issue date to but excluding the immediately following interest payment date, and each successive three-month period from and including an interest payment date to but excluding the next interest payment date

Interest payment dates:
Quarterly on the 13th day of each March, June, September and December of each year, commencing June 13, 2015 and ending on the maturity date, provided that if any such day is not a business day, the applicable interest payment will be made on the next succeeding business day. No additional interest will accrue on that succeeding business day. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, which we refer to as a regular record date, except that the interest payment due at maturity will be paid to the persons who hold the notes on the maturity date.

Day count convention:	30/360 Unadjusted.
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
Business day convention:	Following
CUSIP:	1730T05F2
ISIN:	US1730T05F28
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:
Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement.

Underwriting fee and issue price:	Issue price	Underwriting fee(1)	Proceeds to issuer
Per note:	$1,000.00	$4.00	$996.00
Total:	$5,000,000.00	$20,000.00	$4,980,000.00
(1) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $4.00 for each $1,000 note sold in this offering. Certain selected dealers, including Morgan Stanley & Co. LLC, and their financial advisors will collectively receive  from CGMI a selling concession of $4.00 for each $1,000 note they sell.  Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors,” “General Information—Fees and selling concessions” and “—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement for more information.

You should read this document together with the related preliminary pricing supplement and the other following documents, each of which can be accessed via the following hyperlinks:

Preliminary Pricing Supplement dated February 23, 2015

Prospectus Supplement and Prospectus each dated November 13, 2013

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc. has filed a registration statement (including a related preliminary pricing supplement and the accompanying prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the related preliminary pricing supplement and the accompanying prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus by calling toll-free 1-800-831-9146.